October 16, 2007

Mr. Donald F. Delaney                                                                                                                                                   VIA EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
100 F Street, N. E.
Washington, D.C.  20549-7010
Phone: (202) 551-3863
Fax: (202) 772-9368

RE:         Siberian Energy Group Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2006
Filed April 2, 2007
File No. 333-118902

Dear Mr. Delaney:

Siberian Energy Group Inc. (“we,” “us,” and the “Company”) has the following responses to your comment letter, dated September 25, 2007, regarding the above referenced matter:

Form 10-KSB for the Fiscal Year Ended December 31, 2006

General

1.
We note that during 2004 and 2005 you filed a Form SB-2 and subsequent related amendments in connection with an offering of your shares by selling stockholders.  Please provide us with a list of all sales activity under the registration statement that occurred subsequent to it becoming effective, in February 2005, and the status of any remaining sales transactions expected to be made.

Response:

We are not aware of any sales made by the selling stockholders to date pursuant to the Form SB-2 registration statement prospectus.  Additionally, we are not aware of any expected sales transactions pursuant to the registration statement in the future.

Financial Statements

Statements of Stockholders’ Equity

2.
The amount you indicate as having recorded for the geological data assets you acquired during 2006, in exchange for 1,900,000 shares of company stock, is reflected in this statement as $2,237,000. However, your corresponding disclosure in Note 1 on page F-8 indicates that the value you assigned to this asset acquisition was $2,700,000, resulting in an unexplained difference of $463,000.

        Additionally, we note on page F-8 that the value you assigned to the geological data assets acquired of $2,700,000 does not coincide with the fair market value of the shares exchanged of $3,420,000 (1,900,000 shares at $1.80 per share, the closing share price of the company's common stock on the acquisition date, December 31, 2006).

         Please reconcile these differences in value assigned to the geological data assets you acquired, and explain how your valuation of the common stock is consistent with the guidance in
         EITF 96-18 and SFAS 123(R).

Response:

While not componentized completely in the financial statements, the following presents a complete reconciliation of the value assigned to the geological data assets acquired on December 31, 2006 pursuant to the guidance in EITF 96-18 and SFAS 123(R):

Restricted shares issued to Seller	1,900,000
Restricted shares issued to advisor (value is included in accounts payable at December 31, 2006; issued in early 2007)	200,000
Total shares issued	2,100,000
Share value assigned	x$1.75
Restricted stock discount	x70%
$2,572,500
Value of warrants issued to Seller for purshase option	177,000

Subtotal	$2,749,500

Rounded value assigned per financial statements	$2,700,000

The assigned share value of $1.75 was selected in light of the following OTC BB close date values (December 28 and 29, 2006 - $1.75; January 3, 2007 - $1.77; and January 4, 2007 - $1.80).  The discount for restricted stock 30% of the total value is consistent with the discounts assigned in other corporate share or warrant issuances through December 31, 2006.

Notes to Financial Statements

Note 1 – Summary of Significant Accounting Policies

The Company and Description of Business

3.
We note that you recognized a "settlement gain" of $364,479, upon forming the joint venture with Baltic Petroleum Limited in 2005. We understand that you recognized this gain in order to adjust the existing negative investment account balance to zero. The accounting guidance in SAB Topic 5:H, IRQ 2, generally precludes recognition of gain associated with a change in the level of ownership of an investee when realization is not assured, such as when the investee is a newly-formed, non-operating, or development stage entity. Tell us the reasons you believe this does not apply to your situation, in making your determination that gain recognition was appropriate.

Response:

Based on our initial research of accounting pronouncements surrounding the joint venture transaction, we did not believe the guidance in SAB Topic 5:H, IRQ 2 was on point because it refers to accounting for sales of unissued shares of stock by a subsidiary (additional equity raised by a subsidiary); Siberian (the Parent) sold outright 50% of its investment.

Please note that while Siberian presented a gain rather than equity adjustment, there was otherwise no earnings motivation for such financial statement treatment.

4.
We note that, on page F-8, you disclose that the acquisition value of geological data assets acquired was determined by an independent appraisal, prior to the acquisition. However, you did not identify the independent appraiser (expert) in your disclosure. We also note that you made a similar disclosure pertaining to this independent appraisal on page 7 of your filing. Please confirm to us that you obtained permission from the appraiser to refer to such expert assistance and, if so, amend your filing to properly identify the appraisal expert in your disclosures.

Response:

 The financial statement and filing references to an appraisal were meant to clarify that an appraisal was used as a “facilitation mechanism” by the Seller and Siberian to help determine the ultimate consideration; not as an “expert” per se that officially supports the recognized value. As presented in our response to Comment 2 above, the recognized value of the geological data assets is supported by Siberian’s consideration paid of restricted common stock and warrants.

Foreign Currency Translation, page F-9

5.
Please expand your disclosure to identify the functional currencies utilized by you and your subsidiaries; and to differentiate between your handling of differences arising from remeasurement, compared to those arising from translation.

Response:

We propose the following revised footnote presentation in the above referenced, and/or our future financial statements moving forward:

“For international entities, local currencies have been determined to be functional currencies.  The Company translates to U.S. dollars the assets and liabilities of ZNG, Siberian Energy Group (Canada) and Konda at the year end exchange rates; income statement amounts are converted at the average rates of exchange for the year.  Translation gains and losses are included within other comprehensive income (loss).”

Siberian currently has no re-measurement issues that warrant identification.

Oil and Gas Properties, page F-9

6.
We have read your accounting policy related to your application of the "ceiling test" that is required to be performed under the full cost method of accounting for oil and gas properties. However, it does not appear to fully comply with the specific requirements of Rule 4-10(c)(4) of Regulation S-X, For example, you state that the estimated present value determined is "discounted at a rate of future revenues." It is unclear what "rate" of future revenues you are using, and why. Also, you indicate that you add "the lower of cost or fair market value of unproved properties" to your cost limit determination. However, this additional item should be limited to only the unproved property costs that are subject to amortization. Accordingly, please revise your policy to fully conform to the requirements of the ceiling test and, if necessary, adjust your financial statements for any impacts resulting from the revision of your accounting policy.

Response:

The only oil and gas properties that Siberian had at December 31, 2006 was the capitalized geological data assets acquired on December 31, 2006 totaling $2,700,000, which are deemed “unproved properties not yet subject to amortization.”  Accordingly, to more clearly define Siberian’s accounting policy, we propose the following revised footnote presentation be added to the above referenced financial statements and/or similar disclosure to be added to our future financial statements moving forward:

“The Company follows the full cost method of accounting for oil and gas properties.  Accordingly, all costs associated with acquisition, exploration, and development of oil and gas reserves, including directly related overhead costs, are capitalized.

All capitalized costs of oil and gas properties, including the estimated future costs to develop proved reserves, will be amortized on the unit-of-production method using estimates of proved reserves.  Investments in unproved properties and major development projects are not amortized until proved reserves associated with the projects can be determined or until impairment occurs.  When applicable, if the results of an assessment indicate that the properties are impaired, the amount of the impairment is added to the capitalized costs to be amortized.

At December 31, 2006, the only oil and gas properties the Company has is the capitalized geological data assets acquired on December 31, 2006, totaling $2,700,000, which assets are more fully described herein under the captions “The Company,” and “Description of Business.”  Because proved reserves associated with these assets have not yet been determined, they are considered unproved properties not yet subject to amortization.  As a result of the Joint Venture also described herein, all oil and gas properties associated with ZNG are otherwise the responsibility of the Joint Venture effective October 14, 2005.”

Note 7- Stock Option Plan, page F-12

7.
You disclose that you did not recognize stock option compensation expense through December 31, 2006; because you determined that the initial fair value of the stock options granted was minimal, in light of the start up nature of the organization. However, your conclusion appears to be inconsistent with the corresponding recognition of stock warrant expense of $841,177 during 2006, disclosed on page F-14, particularly considering that the prices of the stock options and stock warrants were similar ($0.60), and that such option price was below the high and low ranges of the company's stock price for 2006, as disclosed on page 23 of your filing. Accordingly, please revise your financial statements to reflect the appropriate amount of stock option compensation expense and related disclosures, or tell us why you believe no compensation expense is required to be recognized at this time, following the guidance of SFAS 123(R).

Response:

All of the stock options described in Note 7 were “granted” in early 2003, at the very start of Siberian’s current oil and gas strategy..  Since the development stage substance of the organization had not even begun at that time, the initial values of the options granted were deemed to be zero (the guidance of FAS 123 followed).

After the initial stock option grants described in Note 7 occurred, similar transactions have taken place in the form of the stock warrants described in Note 8, which have consistently been valued based on subsequent grant date circumstances pursuant to the guidance of FAS 123(R).

To more clearly explain the situation above, we propose the following revised first paragraph of Note 7 be added our amended filing:

“In 2003, the Company granted stock options under a plan for the benefit of employees and directors of the Company.  All granted stock options are for the acquisition of restricted shares, meaning that there are substantial restrictions on the transferability and sale of such shares. . . ”

Executive Compensation, page 48

Executive Compensation

8.
We note that although you describe various transactions utilizing common stock of the company, it is not clear from your disclosures how the value of such stock for each transaction was determined. For example, you disclose that, on August 16, 2005, your CEO agreed to forgive $62,500 of his accrued salary, in return for the issuance of 500,000 restricted shares of your common stock; and on page 49, you indicate that 350,000 restricted shares of common stock were issued to your CEO, in consideration for services rendered during 2006, which shares were valued at $504,000. Similar transactions are disclosed on pages 50, 84 and 87 of your filing. Please expand your disclosures for each of the transactions entailing the transference of common stock, to indicate how the value of such shares was determined. It should be clear how the valuation methodology and result compares to a measure utilizing the market value of the shares transferred, following the guidance in paragraphs 7 and 8 of SFAS 123(R).

Response:

       Restricted shares issued in 2005 were valued based on the amount of debt, which executives agreed to forgive to Siberian for services incurred prior to 2005.  David Zaikin, Siberian’s CEO, agreed to forgive $62,500 in exchange for 500,000 restricted shares; Elena Pochapski agreed to forgive $50,000 in exchange for 400,000 restricted shares.  Agreements to forgive certain debt amounts were signed in August 2005, when Siberian had no arrangements in place to finance its operations, sales of Siberian’s stock were still sporadic, and the fair value of the stock was not easily determined.  Accordingly, the amount of forgiven debt was used as the measure of the value of the transaction.

              Issuances of restricted common stock to directors and executives for services in 2006 were valued based on the market value of shares, which were trading consistently on the public market by the end of 2006.  Since stock prices were highly volatile, average prices were used in the evaluation ($2.06 for the period from October-December 2006, less a 30% discount for the restricted nature of the shares).  Such method was used for all share issuances in 2006 for services rendered to Siberian.

Yours very truly,

/s/ David Zaikin
David Zaikin
Chief Executive Officer

/s/ Elena Pochapski
                Elena Pochapski
                Chief Financial Officer

Certification of the Chief Executive Officer and
Chief Financial Officer of Siberian Energy Inc.

I, David Zaikin, as Chief Executive Officer and I, Elena Pochapski, Chief Financial Officer of Siberian Energy Inc. (the “Company”), certify and acknowledge that:

o	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any additional questions or comments, please call Elena Pochapski, at (905) 764-3171.

Siberian Energy Group Inc.

/s/ David Zaikin
David Zaikin
Chief Executive Officer

/s/ Elena Pochapski
                Elena Pochapski
                Chief Financial Officer

October 16, 2007